UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of the registrant: Barrett Business Services Inc.
2.	Name of persons relying on exemption: Wayne King
3.	Address of persons relying on exemption:
C/O Evan Stone and Christopher J. Babcock, Foley & Lardner LLP 2021 McKinney Avenue, Suite 1600 Dallas, TX 75201
4.	Written material:

PLEASE NOTE:

(Written Material follows on next page)

Anthony Meeker, Chairman

Thomas J. Carley, Director

Thomas B. Cusick, Director

Diane L. Dewbrey, Director

Michael L. Elich, Director

James B. Hicks, Ph.D., Director

Jon L. Justesen, Director

Vincent P. Price, Director

Barrett Business Services

810 NE Parkway Drive, Suite 200

Vancouver, Washington 98662

January 8, 2020

Ladies and Gentlemen,

At the annual meeting on May 29, 2019, I submitted a Proposal in Support of a Proxy Access Bylaw that would enhance stockholder engagement and put BBSI among over 500 publically traded companies with a proxy access bylaw. Despite unanimous board opposition, the proposal passed with stockholders casting over 3.8mm votes in favor.

The vote transformed the proposal into a mandate with a loud & clear message to the board: add a proxy access bylaw and give stockholders more choice in the BBSI director nomination process.

Regrettably, seven months have now passed and the board has yet to adopt a bylaw amendment consistent with the approved mandate. The board has failed to do so notwithstanding their own public statement, when it argued for maintaining the status quo: “accountability to stockholders is not just a mark of good governance, but also an important component of the Company’s success.”

A letter to the Chairman, sent a month ago, urging an end to the delay has been met with silence. A copy is attached.

If the board is truly accountable to stockholders, it must respect its legal obligation and respond to the stockholder mandate without further delay.

Under the terms of the approved mandate, a stockholder is permitted to nominate a candidate to serve as a director if such stockholder:

a)    ha[s] beneficially owned 3% or more of the Company’s outstanding common stock continuously for at least 3 years before submitting the nomination;

b)    give[s] the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) [such stockholder], including proof it owns the required shares (the “Disclosure”); and

c)    certif[ies] that (i) it will assume liability stemming from any legal or regulatory violation arising out of the [such stockholder’s] communications with the Company stockholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company’s proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

I meet the mandate criteria for nominations, as I have been a BBSI stockholder continuously since 2008 and own 290,015 common shares representing a 3.9% ownership share as of the record date of the 2019 proxy statement.

But despite meeting such criteria, the board’s refusal to implement the proxy access bylaws as mandated by stockholders has prevented me, or any other major stockholder, from nominating a director candidate for inclusion in BBSI’s proxy statement.

This refusal only strengthens my belief that stockholders will benefit from an independent director with a significant personal stake in the company, because experienced investors understand the importance of tightly-aligned financial incentives.

For this reason, I request that I be nominated and presented to the stockholders as a candidate for election as a director, and that the Company include my nomination in the Company’s proxy statement and on its proxy card for the 2020 annual meeting of stockholders. I will provide such information and make such certification, consistent with the approved proposal, as the Company reasonably requests.

Stockholders must not be forced to bear the burden caused by unnecessary board delay. With or without a prompt bylaw implementation, the Company is on notice of my intention to utilize the mandated proxy access procedures for the upcoming meeting. If the board is serious about accountability, it will honor its obligations to stockholders and the law by accepting my request.

Sincerely,

Wayne King

Tony Meeker

Chairman of the Board

Barrett Business Services

8100 NE Parkway Drive, Suite 200

Vancouver, Washington 98662

December 6, 2019

Dear Tony,

Over six months ago, at the 2019 annual meeting and in the face of board opposition, a majority of BBSI shareholders voted YES for more choice in director nominations. The vote for shareholders proxy access called for the board to change our bylaws. This proposal is universally accepted as good corporate governance and broadly adopted by hundreds of companies. You’ve assured me that you “work for the shareholders” and the board intends to change the bylaws.

And yet, we are now less than three weeks away from the start date of director nominee notifications for the 2020 annual meeting and the Board has yet to adopt a proxy access bylaw. I would hope that the Board intends to honor the expressed wishes of a significant majority of our shareholders, but a continued delay is deeply troubling.

With six months and hundreds of publically available proxy access bylaws to draw from, the board doesn’t need to reinvent the wheel. The foot-dragging needs to end. The board must respond to the shareholder vote, act now, and add a market-standard proxy access bylaw before the director nomination window begins on December 26, 2019, or make accommodations to ensure shareholders have access to the 2020 proxy by expanding the nomination window.

A further delay may cause shareholders to conclude one or more of the following:

•	The board has had more than enough time to act and is stalling.

•	The board is unresponsive and shows contempt for shareholders.

•	The board is seeking an end run around a proposal they don’t like.

•	The board is acting in the interest of self-preservation.

Shareholder disenfranchisement and diminished board credibility isn’t good for anyone. Tony, don’t allow this lose-lose scenario to happen.

Change the bylaws now and put deeds behind the words that you included in the 2019 proxy statement:

“The Board believes that accountability to stockholders is not just a mark of good governance, but also an important component of the Company’s success.”

Sincerely,

Wayne King